Exhibit 12.1

The Wendy’s Company

Unaudited Computation of Ratio of Earnings to Fixed Charges

(In Millions)

	Year Ended
	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007

Income (loss) from continuing operations before income taxes	$24.4	$13.6	$(16.3)	$(181.6)	$(108.3)

Deduct equity in earnings of equity investees	(9.5)	(9.5)	(8.5)	(2.0)	—

Distribution of earnings from equity investees	14.9	14.0	14.6	2.9	—

	$29.8	$18.1	$(10.2)	$(180.7)	$(108.3)

Fixed charges:

Interest expense	$114.1	$118.4	$106.9	$47.9	$45.7

Interest portion of rent expense (a)	22.3	21.8	21.9	5.1	0.9

	$136.4	$140.2	$128.8	$53.0	$46.6

Adjusted earnings from continuing operations before income taxes	$166.2	$158.3	$118.6	$(127.7)	$(61.7)

Ratio of earnings to fixed charges	1.22	1.13	N/A	N/A	N/A

Amount by which earnings were insufficient to cover fixed charges	N/A	N/A	$10.2	$180.7	$108.3

(a)	Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.